Arden Group

2005 Annual Report

Financial Highlights

Arden Group, Inc. and Consolidated Subsidiaries

	2005	*2004*	*2003*
Sales	$ 470,354,000	$ 502,898,000	$ 486,378,000
Operating income	31,816,000	34,579,000	25,458,000
Interest and other income (expense), net	1,606,000	3,591,000	2,446,000
Income before income taxes	33,422,000	38,170,000	27,904,000
Income tax provision	13,571,000	15,498,000	11,323,000
Net income	$ 19,851,000	$ 22,672,000	$ 16,581,000
Net income per common share:			
Basic – Class A Common Stock	$ 5.87	$ 7.00	$ 5.11
Basic – Class B Common Stock	N/A	$ 6.13	$ 4.60
Diluted	$ 5.87	$ 6.70	$ 4.90

Arden Group

Corporate Profile

Arden Group is a holding company which, through its Gelson's Markets subsidiary, operates eighteen full-service supermarkets in Southern California carrying both perishable and grocery products.

Arden Group is headquartered in Compton, California. Its Class A Common Stock is traded over-the-counter in the NASDAQ National Market System under the symbol ARDNA.

To Our Shareholders

I am extremely pleased to issue this year's annual report. Despite ever-increasing competition from traditional supermarkets, specialty markets and warehouse-type stores, Arden Group, Inc. and its subsidiary Gelson's Markets (Gelson's) continue to thrive. In 2005, both our operating income of $31,816,000 and our net income of $19,851,000 were the second highest in the history of our Company. Much of these outstanding results are due to the fabulous reputation of Gelson's with our customers and in our market areas, all of which is due to the continued dedication and hard work of our Associates and the continued loyalty of our customers.

As you read through this annual report, please keep in mind that the comparative financial results of the last three years are skewed to different degrees because of the effects of the labor disruption in the industry in 2003 and 2004. The results of operations for these fiscal years reflect the unusual increase in the Company's sales and earnings resulting from the impact of the labor dispute in the Company's trade area that commenced in late 2003 and concluded in early 2004. The strike, involving the three major supermarket chains in our trade area, caused a temporary shift in consumer shopping patterns resulting in a significant increase in our Company's sales, operating income and net income. Since the conclusion of the labor dispute, a significant number of these customers have returned to their previous shopping patterns, but the Company has successfully retained a meaningful number of the new shoppers that experienced the superior quality of Gelson's service and perishable products. In addition, there have been changes over these same three years in compensation expense for stock appreciation rights (SARs) due to the differences in the market price of our stock at each year end, as well as some of the contractual benefits of our union employees. These variations have made it difficult to accurately assess the Company's comparative performance.

Gelson's currently operates 18 full-service supermarkets in Southern California. Our supermarkets are high-end, full service stores that offer a broad selection of local and national brands as well as a limited number of private label items. Gelson's emphasizes premium quality perishable products including prepared foods and a vast selection of specialty and unusual domestic and imported items.

A principal reason that we have continued to thrive is that our stores are maintained to the highest standards and our very valued Associates provide our customers with an outstanding shopping experience.

The challenge of our business is the constantly changing and competitive business environment. We continuously strive to stay ahead of the competition and maintain our reputation as "The *Super* Market" by offering the ultimate shopping experience.

Operating Results

Sales in 2005 from the Company's supermarkets were $470,354,000 compared to $502,898,000 in 2004.

Operating income was $31,816,000 in 2005 compared to $34,579,000 in 2004. Net income was $19,851,000 in 2005 compared to $22,672,000 in the prior year. Diluted net income per share in 2005 was $5.87 compared to $6.70 in 2004.

The Company's gross profit as a percent of sales was 45.6% in 2005 compared to 44.8% in 2004 primarily due to a combination of cost reductions and product pricing decisions.

Delivery, selling, general and administrative expenses as a percent of sales increased to 38.8% in 2005 compared to 37.9% in 2004. During 2005, the Company recognized

$946,000 of SARs compensation expense compared to $3,658,000 in 2004. The Company contributes to several multi-employer union pension and health care plans. Pension and health care payments are determined based on straight-time hours worked and the rate per hour as stipulated in the Company's various collective bargaining agreements. The Company recognized union pension expense of $6,241,000 in 2005 compared to $6,064,000 in 2004. Higher pension costs in 2005 resulted from an increase in the average hourly pension contribution rate. However, the increase was partially offset by a reduction in the number of labor hours worked as sales volumes declined in 2005 compared to 2004. Union health care expense was $16,047,000 in 2005 compared to $16,977,000 in 2004. Health care costs decreased due to the reduction in the number of labor hours worked as discussed above.

Interest and dividend income was $1,722,000 in 2005 compared to $1,986,000 in 2004 primarily due to lower cash levels in 2005 but partially offset by higher interest rates. Other income includes gains realized on investments in 2005 and 2004 of $36,000 and $1,787,000, respectively. Unrealized losses on investments were $392,000 (net of income tax benefit of $269,000) in 2005 compared to unrealized losses of $247,000 (net of income tax benefit of $169,000) in 2004. Management does not believe any of these losses are other-than-temporary.

As many companies have experienced over the past few years, Arden Group has spent substantial administrative time and expense complying with the requirements under the Sarbanes-Oxley Act. Even though the majority of this work and considerable expense is behind us, we anticipate ongoing expenses for continued compliance.

For more information please refer to the Consolidated Financial Statements in this report and to the Form 10-K which is available from the Company upon request.

We continue to do selective remodels of existing stores to ensure that our markets maintain their superior physical facilities. Over the past three years, we have done significant remodels to our stores in Santa Barbara, Marina del Rey and Silver Lake. This past year, our Century City store was expanded and currently is in the process of completing a major remodel. We also continue to seek new locations which meet the demographic requirements of a Gelson's supermarket so that we can also incrementally grow sales in new locations. This is difficult in the Southern California marketplace, but we continue to aggressively search for and evaluate new locations that meet the Gelson's model for profitability and shareholder value.

At the annual meeting in June 2005, Mr. Robert A. Davidow was re-elected to our Board of Directors. Mr. Steven Gordon was elected to our Board of Directors. Mr. Gordon has extensive experience in the real estate business in Southern California.

On behalf of the Board of Directors, I would like to thank all of our Associates for the outstanding contribution they have made to make 2005 another rewarding year. We also thank you, our shareholders, our suppliers and customers for your continued support and trust.

Bernard Briskin
Chairman of the Board
President and Chief Executive Officer

March 30, 2006

Five Year Selected Financial Data

Arden Group, Inc. and Consolidated Subsidiaries

(Dollar Amounts in Thousands, Except Share and Per Share Data)	*2005*	*2004*	*2003*	*2002*	*2001*
Operations For The Year:					
Sales	$ 470,354	$ 502,898	$ 486,378	$ 398,231	$ 388,505
Gross profit	214,365	225,413	215,720	176,725	167,636
Operating income (1)	31,816	34,579	25,458	21,644	19,377
Other income (expense), net	1,606	3,591	2,446	1,644	1,926
Income tax provision	13,571	15,498	11,323	9,356	8,432
Net income	$ 19,851	$ 22,672	$ 16,581	$ 13,932	$ 12,871
Net income per common share:					
Basic – Class A Common Stock	$ 5.87	$ 7.00	$ 5.11	$ 4.33	$ 3.96
Basic – Class B Common Stock	N/A	6.13	4.60	3.90	3.56
Diluted	5.87	6.70	4.90	4.14	3.79
Financial Position At Year-End:					
Total assets	$ 147,027	$ 122,135	$ 186,972	$ 138,971	$ 122,834
Working capital	41,304	23,883	75,185	48,892	27,975
Long-term debt	1,453	1,764	2,038	2,283	3,134
Stockholders' equity	82,320	66,576	115,000	99,027	83,389
Capital expenditures	6,390	12,641	5,752	4,023	10,066
Other Operating and Financial Data:					
Number of stores at end of fiscal year	18	18	18	18	18
Sales increase (decrease) (2):					
Total stores	(6.6%)	3.4%	22.3%	2.5%	8.9%
Same stores	(6.6%)	3.4%	22.3%	0.8%	2.2%
Depreciation and amortization	$ 7,401	$ 6,990	$ 8,126	$ 8,139	$ 7,872
Dividends declared per common share:					
Class A Common Stock	$ 1.00	$ 1.00	$ .50		
Class B Common Stock	N/A	$ .675	$ .45		
Special dividend declared per Class A Common Stock share		$ 20.00			
Weighted average common shares outstanding:					
Basic – Class A Common Stock	3,381,051	2,217,675	2,015,859	1,991,230	2,022,320
Basic – Class B Common Stock	N/A	1,164,977	1,363,584	1,363,790	1,366,914
Diluted	3,381,051	3,382,652	3,380,524	3,365,961	3,398,671

All years are 52 weeks except 2003 which is 53 weeks.

(1) Fiscal 2003 operating income includes a $4,311 charge for impairment on long-lived assets related to leasehold improvements and equipment at the Pasadena store. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for additional information.

(2) Same store sales increases are calculated by comparing year-over-year sales for stores that were open in both years. If a store was not open for the entire year in both years being compared, then the store is not included in the same store analysis. No stores were closed during any of the periods presented. Fiscal 2003 was a 53-week year. No adjustment was made to remove the additional week for comparison purposes. Store sales used to calculate sales increases, above, do not include revenue from leases, subleases, licensing arrangements and finance charges, and therefore, will not agree to total year-over-year sales increases as disclosed in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements made by or on behalf of Arden Group, Inc. (Company). Certain statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations, in other parts of this report and in other Company filings are forward-looking statements. These statements discuss, among other things, future sales growth, operating results and financial condition. Forward-looking statements reflect the Company's current plans and expectations regarding important risk factors and are based on information currently available to us. The Company cautions readers that any forward-looking statements contained in this report or made by the management of the Company involve risks and uncertainties, and are subject to change based on various important factors. The Company does not undertake any obligation to update forward-looking statements.

Results of Operations

The results of operations for fiscal 2003 and 2004 reflect the pervasive impact of a labor dispute in the Company's trade area that commenced October 11, 2003 and concluded February 29, 2004. The collective bargaining agreement covering the majority of the Company's employees, as well as other participating employers in Southern California, expired on October 5, 2003. On October 11, 2003, the United Food and Commercial Workers (UFCW) declared a strike against Vons and in turn, Albertsons and Ralphs locked out their UFCW employees. On February 29, 2004, the UFCW announced that employees of these three major grocery retailers ratified a new contract thereby ending the labor dispute. Prior to the labor dispute, the Company had agreed with the UFCW to continue operating under a contract extension and to be bound by all modifications regarding trust funds and hourly wage rates as negotiated between the UFCW and the three major grocery retailers. In return, the UFCW agreed not to strike the Company and Gelson's Markets (Gelson's) remained open. In a vote held on March 24-25, 2004, employees of the Company who are members of the UFCW, ratified a new labor contract on terms similar to those reached by the three major grocery retailers. The new labor contract expires in March 2007.

The labor dispute resulted in a temporary shift in consumer shopping patterns and a significant increase in the Company's sales and operating income during the fourth quarter of 2003 and the first quarter of 2004. Since the conclusion of the labor dispute, customers have returned to their previous shopping patterns. However, the Company has successfully retained some of the incremental sales from new shoppers that experienced the Gelson's format and service during the labor dispute.

2005 Compared to 2004

Net income in 2005 decreased 12.4% to $19,851,000 compared to $22,672,000 during 2004. Operating income decreased 8.0% to $31,816,000 in 2005 compared to $34,579,000 in 2004.

Sales from the Company's 18 supermarkets (all of which are located in Southern California), including revenue from licensing arrangements, subleases, leases and finance charges, were $470,354,000 in 2005. This represents an overall decrease of 6.5% from 2004, when sales were $502,898,000 and a same store sales decrease of 6.6%. The labor dispute in the Company's trade area contributed to the higher sales in the prior year. Sales were negatively impacted for three weeks in the second half of 2004 as the Century City store was closed due to construction at the Century City Shopping Center as discussed below. The store, which was closed for a total of three weeks, reopened on October 18, 2004. Sales in both 2004 and 2005 were also negatively impacted as a result of ongoing construction near the Century City store. The Company does not believe that inflation contributed significantly to the change in sales.

The Company's gross profit as a percent of sales was 45.6% in 2005 compared to 44.8% in 2004 primarily due to a combination of cost reductions and product pricing decisions. The Company includes product costs, net of discounts and allowances, and inbound freight charges in cost of sales, thereby reducing gross profit by these amounts. Purchasing and receiving costs, inspection costs, internal transfer costs, warehousing costs and other costs of the Company's distribution network are recorded as Delivery, Selling, General and Administrative (DSG&A) expense. Gross profit as a percent of sales for the Company may not be comparable to those of other companies in the grocery industry since other entities may record purchasing, warehousing and distribution costs in cost of sales.

DSG&A expense as a percent of sales was 38.8% in 2005 compared to 37.9% in 2004. During the labor dispute, the Company achieved significant economies of scale from incremental sales. DSG&A expense as a percent of sales has increased since the conclusion of the labor dispute; however, the Company has succeeded in retaining some of the economies of scale due to the sales retained compared to pre-strike periods. These economies were partially offset by approximately $2,200,000 of bonus expense recognized and paid in the first half of 2004 to the Company's UFCW employees and higher compensation expense in 2004 related to the Company's stock appreciation rights (SARs) program. During 2005, the Company recognized $946,000 of SARs compensation expense compared to $3,658,000 in 2004 due to a reduction in the Company's Class A Common Stock (Class A) price at the end of fiscal 2005 compared to the end of the previous year.

The Company contributes to several multi-employer union pension and health care plans. Pension and health care payments are determined based on straight-time hours worked and the rate per hour as stipulated in the Company's various collective bargaining agreements. The Company recognized union pension expense of $6,241,000 in 2005 compared to $6,064,000 in 2004. Higher pension costs in 2005 resulted from an increase in the average hourly pension contribution rate. However, the increase was partially offset by a reduction in the number of labor hours worked as sales volumes declined in 2005 compared to 2004. In addition, pension costs have and will continue to decrease as the Company experiences turnover as employees hired after the ratification of the new UFCW labor agreement must meet age and hours worked requirements prior to becoming eligible to enter the plan, and once in the plan, the Company's contribution rate for these employees is lower than the rate for employees hired prior to the ratification of the new labor agreement. Union health care expense was $16,047,000 in 2005 compared to $16,977,000 in 2004. Health care costs decreased due to the reduction in the number of labor hours worked as discussed above.

The Company reviews the carrying values of its property, plant and equipment on a quarterly basis to determine if any of those assets have become impaired. During the fourth quarter of 2003, the Company recorded a $4,311,000 impairment on long-lived assets including leasehold improvements and equipment at its Pasadena store, which opened in September 2001 and has performed below management's expectations. The Company had exercised its right to terminate its lease in the Spring of 2005, but the lease was reinstated by mutual agreement on different terms in April 2005. A termination of the lease in the future may result in an additional write-off of fixed assets and other costs at that time. As of December 31, 2005, the remaining net book value of fixed assets related to the Pasadena store was $376,000.

In June 2003, in an effort to control substantially increasing workers' compensation rates, the Company terminated its guaranteed cost workers' compensation insurance coverage and purchased a high deductible workers' compensation policy. The Company has stop-loss coverage to limit its exposure on a per claim basis and is insured for covered costs in excess of per claim limits. Self-insurance accruals for losses up to the purchased stop-loss coverage are based on reported claims and an estimate of claims incurred but not reported. No assurance can be given that this change will ultimately result in a reduction in workers' compensation expense or limit future increases. The Company devotes substantial time and commitment to maintaining a safe work environment. The ultimate cost of workers' compensation is highly dependent upon legal and legislative trends, the inflation rate of health care costs and the Company's ability to manage claims. In April 2004, California passed legislation aimed at reforming the workers' compensation insurance system in the state. At this point in time, while it is premature to predict the final outcome of claims incurred within recent policy years, it appears that the legislative reform will have a positive effect in the Company's overall workers' compensation costs.

The Company is also primarily self-insured for losses related to general and auto liability claims for up to $250,000 per claim. Accruals are based on reported claims and an estimate of claims incurred but not reported. While the ultimate amount of claims incurred is dependent on future developments, in management's opinion, recorded reserves are adequate to cover the future payment of claims.

The Company carries property, business interruption, fiduciary, directors and officers, crime, earthquake, special event and employee practices liability insurance. Management believes, based on recent and past experience, that current insurance coverage meets the reasonable requirements of the Company.

Stock-based compensation, under the SARs program, is subject to variable accounting in accordance with Financial Accounting Standards Board Interpretation No. (FIN) 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." For the fiscal year ended December 31, 2005, SARs compensation expense was $946,000 compared to $3,658,000 in fiscal 2004. The decrease in compensation expense was due to a decrease in the Company's Class A price during 2005 partially offset by the additional vesting of SARs. Effective beginning the first quarter of 2006, the Company will account for the SARs program in accordance with Statement of Financial Accounting Standards No. (SFAS) 123R (revised 2004), "Share-Based Payment," which will change the amount the Company records for SARs compensation expense. See the discussion under "Recent Accounting Standards" below.

During 2005, the Company procured approximately 18% of its product through Unified Western Grocers, Inc. (Unified), a grocery wholesale cooperative. As a member-patron, the Company is required to provide Unified with certain minimum deposits and credit in order to purchase product from the cooperative. As of December 31, 2005, the Company had approximately $2,150,000 on deposit with Unified. The minimum deposit requirement is satisfied through ownership of equity shares in Unified. In 2005 and 2004, the Company recorded approximately $451,000 and $569,000, respectively, in patronage dividend income received in the form of cash and Unified equity shares as a reduction of cost of sales.

Interest and dividend income was $1,722,000 in 2005 compared to $1,986,000 for 2004 primarily due to lower cash levels in 2005 partially offset by higher interest rates. Cash available for investment was substantially lower in fiscal 2005 as a result of the special dividend of approximately $67,665,000 paid on December 16, 2004.

Other income includes gains realized on investments of $36,000 and $1,787,000 in 2005 and 2004, respectively. During 2004, the Company sold an investment in a limited partnership and recognized a gain of approximately $1,570,000.

SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities," requires that unrealized holding gains and losses from available-for-sale securities be included as a component of stockholders' equity. Unrealized losses on investments were $392,000 (net of income tax benefit of $269,000) in 2005 compared to unrealized losses of $247,000 (net of income tax benefit of $169,000) in 2004. Management does not believe any of these losses are other-than-temporary.

A major road improvement project which has been under construction along Santa Monica Boulevard in West Los Angeles, California since March 2003, is presently estimated to be substantially completed in Summer 2006. At times during the project, construction has, and will continue to occur directly in front of, or very close to, the Century City Shopping Center where Gelson's has its Century City store. In addition, the Century City Shopping Center recently underwent a major construction project which began in March 2004. The project involved the relocation of the movie theaters, food court and other tenants to newly constructed areas immediately adjacent to the Gelson's store, as well as the expansion of the Gelson's store. The grand reopening of the Century City Shopping Center, as renovated, occurred in December 2005. The Company was also in the process of remodeling the store beginning in September 2004. The current remodel plans are expected to be complete during 2006. Sales at the Century City store have been negatively affected during the construction on Santa Monica Boulevard and at the Century City Shopping Center. The Company anticipates that sales will continue to be negatively impacted as construction on Santa Monica Boulevard continues. The Company also expects that the parking in the Century City Shopping Center for Gelson's customers will be adversely affected by the relocation of the theaters, food court and other tenants to the immediate vicinity of the Gelson's store. However, it also anticipates that the relocation will increase foot traffic in the vicinity of the store which, along with the expanded facilities and services within the store, could increase customer count.

2004 Compared to 2003

Net income in 2004 increased 36.7% to $22,672,000 compared to $16,581,000 during 2003. Operating income increased 35.8% to $34,579,000 in 2004 compared to $25,458,000 in 2003.

Sales from the Company's 18 supermarkets (all of which are located in Southern California), including revenue from licensing arrangements, subleases, leases and finance charges, were $502,898,000 in 2004. This represents a comparable store sales increase, as well as an overall increase of 3.4% over 2003, when sales were $486,378,000. The majority of the sales increase from 2003 to 2004 resulted from the ability to retain some customers from the labor dispute. The Company does not believe that inflation or changing prices contributed significantly to the sales increase. Sales were negatively impacted during the second half of 2004 as the Century City store was closed for three weeks due to construction at the Century City Shopping Center. The store reopened on October 18, 2004.

The Company's gross profit as a percent of sales was 44.8% in 2004 compared to 44.4% in 2003. The Company includes product costs, net of discounts and allowances, and inbound freight charges in cost of sales, thereby reducing gross profit by these amounts. Purchasing and receiving costs, inspection costs, internal transfer costs, warehousing costs and other costs of the Company's distribution network are recorded as DSG&A expense. Gross profit as a percent of sales for the Company may not be comparable to those of other companies in the grocery industry since other entities may record purchasing, warehousing and distribution costs in cost of sales.

DSG&A expense as a percent of sales was 37.9% in 2004 compared to 39.1% in 2003. The higher costs in 2003 reflect a $5,797,000 charge to pay union health care claims and restore trust fund reserves to the required levels, as well as a $4,311,000 impairment charge related to the Pasadena store as discussed above. The higher 2003 expense was partially offset by higher average union health and welfare and pension rates per hour in 2004 compared to the prior year, as well as the suspension of UFCW pension plan contributions for two months during 2003. In addition, the Company incurred fees of approximately $884,000 in 2004 in connection with Sarbanes-Oxley Section 404 compliance.

The new collective bargaining agreement ratified by employees of Vons, Ralphs and Albertsons eliminated the health care maintenance of benefits obligation included in the prior agreement. The same agreement was ratified by Gelson's employees. The expired agreement provided that if health care maintenance of benefits is eliminated in a successor collective bargaining agreement, employers are required to contribute an amount sufficient to restore the total cash reserves to an amount equal to the unpaid health care claims liability. The labor dispute resulted in a depletion of funds in the multi-employer health and welfare trust fund. The Company was assessed $5,797,000 to pay union health care claims and restore trust fund reserves to the required levels. This $5,797,000 was reflected as a charge against earnings in 2003 as noted above.

The Company contributes to several multi-employer union pension and health care plans. Pension and health care payments are determined based on straight-time hours worked and the rate per hour as stipulated in the Company's various collective bargaining agreements. Contributions to the multi-employer pension plan covering a majority of the Company's employees have been periodically suspended and reinstated. The Company recognized union pension expense of $6,064,000 in 2004 compared to $4,787,000 in 2003. The increase in union pension expense was the result of pension plan contributions being suspended for two months in 2003, a rate increase in the union contract and an increase in the hours worked on account of the increased sales volume in 2004. Union health care expense ran $16,977,000 in 2004 compared to $21,019,000 in 2003 which includes the additional $5,797,000 union assessment discussed above.

For a discussion of workers' compensation, general and auto liability and other types of insurance coverage, see "Management's Discussion and Analysis of Financial Condition and Results of Operations," "2005 Compared to 2004" presented above.

Stock-based compensation, under the SARs program, is subject to variable accounting in accordance with FIN 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." For the fiscal year ended January 1, 2005, SARs compensation expense was $3,658,000 compared to $740,000 in fiscal 2003.

During 2004, the Company procured approximately 20% of its product through Unified, a grocery wholesale cooperative. As a member-patron, the Company is required to provide Unified with certain minimum deposits and credit in order to purchase product from the cooperative. As of January 1, 2005, the Company had approximately $2,321,000 on deposit with Unified. The minimum deposit requirement is satisfied through a combination of cash, credit and ownership of equity shares in Unified. In 2004, the Company recorded approximately $569,000 in patronage dividend income received in the form of Unified equity shares as compared to $169,000 in 2003.

Interest and dividend income was $1,986,000 in 2004 compared to $1,768,000 for 2003 primarily due to increased cash levels in 2004. Other income includes gains realized on investments of $1,787,000 and $950,000 in 2004 and 2003, respectively. Unrealized losses on investments were $247,000 (net of income tax benefit of $169,000) in 2004 compared to unrealized gains of $114,000 (net of income tax expense of $78,000) in 2003.

Liquidity and Capital Resources

The Company's current cash position, including investments and net cash provided by operating activities, are the primary sources of funds available to meet the Company's capital expenditure and liquidity requirements. The Company's cash position, including investments, at December 31, 2005 was $56,988,000. Cash not required for the immediate needs of the Company is temporarily invested in commercial paper and marketable securities. Currently, all temporary investments are highly liquid. The Company is continually investigating opportunities for the use of these funds including new locations and the expansion and remodel of existing stores.

The Company also has two revolving lines of credit totaling $23,000,000 available for standby letters of credit, funding operations and expansion. There were no outstanding borrowings against either of the revolving lines as of December 31, 2005. The Company currently maintains five standby letters of credit aggregating $14,444,000 pursuant to the Company's lease requirements and general liability and workers' compensation self-insurance programs. The standby letters of credit reduce the available borrowings under its revolving lines.

The Company's working capital was $41,304,000 at December 31, 2005 compared to $23,883,000 at January 1, 2005. Net cash provided by operating activities of $33,079,000 contributed significantly to the increase in working capital during 2005. Cash flows from operating activities resulted primarily from net income plus noncash expenses and changes in working capital.

During 2005, the Company's Consolidated Statements of Cash Flows reflects an increase in accounts payable, trade and other current liabilities of approximately $1,734,000 compared to a decrease of $11,799,000 in the same period of the prior year. Accounts payable decreased significantly after the conclusion of the labor dispute as customers returned to their previous shopping patterns and the Company's product orders decreased. The labor dispute also resulted in a depletion of funds in the multi-employer health and welfare trust fund maintained for the benefit of UFCW employees. As a result, the Company was assessed approximately $5,797,000 to pay union health care claims and restore trust fund reserves to the required levels. This assessment was accrued at the end of fiscal 2003 and paid during the first quarter of 2004. In addition, income taxes payable during 2005 increased approximately $3,511,000 compared to a decrease of $11,434,000 during 2004. The Company recorded additional income taxes payable at the end of fiscal 2003 as a result of the increase in earnings that the Company achieved during the labor dispute. These taxes were remitted to the appropriate taxing authorities during the first quarter of 2004. Deferred rent payable increased approximately $924,000 in 2005 primarily due to the extension of certain store leases by the Company.

Net cash used in investing activities was $1,472,000 in 2005. Investing activities included primarily the purchase and sale of investments which resulted in a net cash inflow of $4,866,000 offset by capital expenditures of $6,390,000. Net cash used in financing activities was $3,932,000 in 2005. Financing activities included cash dividend payments of $3,382,000, payments to buy back shares of the Company's Class A of $334,000 and principal payments of $216,000 on capital lease obligations.

The Company's current ratio was 1.87 at December 31, 2005 compared to 1.58 at January 1, 2005. The Company's total liabilities to equity ratio decreased to .79 at December 31, 2005 from .83 at January 1, 2005.

The following table sets forth the Company's contractual cash obligations and commercial commitments as of December 31, 2005:

Contractual Cash Obligations

(In Thousands)	*Total*	*Less Than 1 Year*	*1-3 Years*	*4-5 Years*	*After 5 Years*
7% Subordinated Income Debentures Due September 2014 Including Interest	$ 2,002	$ 86	$ 172	$ 172	$ 1,572
Capital Lease Obligations Including Interest	498	260	238		
Operating Leases	153,211	9,074	19,118	18,216	106,803
Total Contractual Cash Obligations (1)	$155,711	$ 9,420	$ 19,528	$ 18,388	$108,375

Other Commercial Commitments

(In Thousands)	*Total*	*Less Than 1 Year*	*1-3 Years*	*4-5 Years*	*After 5 Years*
Standby Letters of Credit (2)	$ 14,444	$ 14,444			

(1) Other Contractual Cash Obligations

The Company had the following other contractual cash obligations at December 31, 2005. The Company is unable to include these liabilities in the tabular disclosure of contractual cash obligations as the exact timing and amount of payments is unknown.

Self-Insurance Reserves

The Company is primarily self-insured for losses related to workers' compensation and general and auto liability claims. The Company maintains stop-loss insurance coverage to limit its loss exposure on a per claim basis. Liabilities associated with the risks that are retained by the Company are estimated, in part, by considering historical claims experience and regression analysis. Accruals are based on reported claims and an estimate of claims incurred but not reported. While the ultimate amount of claims incurred is dependent on future developments, in management's opinion recorded reserves are adequate to cover the future payment of claims. The Company's liability reserve for unpaid and incurred but not reported claims at December 31, 2005 was approximately $9,523,000.

Employment Agreement

The Company has an employment agreement with a key executive officer that provides for annual retirement compensation equal to 25% of his average base salary and bonus earned in the last three years prior to his retirement. The Company had accrued $2,746,000 under the terms of the employment agreement as of December 31, 2005.

Property, Plant and Equipment Purchases

As of December 31, 2005, management had authorized expenditures on incomplete projects for the purchase of property, plant and equipment which totaled approximately $1,910,000. The Company has an ongoing program to remodel existing supermarkets and to add new stores. During 2005, total capital expenditures were $6,390,000.

(2) Standby Letters of Credit

All of the Company's letters of credit renew automatically each year unless the issuer notifies the Company otherwise. The amount of each letter of credit held pursuant to the Company's workers' compensation and general liability insurance programs will be adjusted annually based upon the outstanding claim reserves as of the renewal date. Each letter of credit obligation will cease when all claims for the particular policy year are closed or the Company negotiates a release.

In April 2003, the Company announced a stock repurchase program, authorized by the Board of Directors, to purchase from time to time up to 100,000 shares of its Class A in the open market or in private transactions. The timing, volume and price of purchases are at the discretion of the management of the Company. During 2003 and 2005, the Company purchased and retired 4,942 and 4,250 shares of its Class A for an aggregate purchase price of approximately $296,000 and $334,000, respectively, in unsolicited private transactions with unrelated parties. Subsequent to fiscal 2005 year end, the Company's Board of Directors authorized the purchase of up to an additional 150,000 shares of Class A. During January and February 2006, the Company purchased 149,573 shares of Class A in unsolicited private transactions with unrelated parties for an aggregate purchase price of approximately $12,481,000. The remaining number of shares authorized for purchase after taking into account the purchase of 149,573 shares is 91,235.

The Company paid quarterly dividends of 25 cents per share of Class A during 2005 for a total of approximately $3,382,000. During 2004, the Company paid quarterly dividends of 25 cents per share of Class A and 22.5 cents per share of Class B Common Stock (Class B), aggregating approximately $3,280,000. On October 25, 2004, the Company's Board of Directors declared a special dividend of $20 per share on its Class A and $18 per share on its Class B. On November 10, 2004, all of the Class B shares were converted into Class A shares on a one-for-one basis as provided under the Company's Restated Certificate of Incorporation. As a result, all owners of the Company's Class B became owners of Class A prior to the special dividend record date and were entitled to receive the dividend payable on Class A issued upon such conversion. The aggregate amount of the special dividend was approximately $67,665,000 taking into account the conversion of all Class B shares prior to the dividend record date.

Critical Accounting Policies

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions about future events that may affect the reported amounts of assets, liabilities, revenues and expenses, as well as the disclosure of contingent assets and liabilities. Management has established accounting policies that they believe are appropriate in order to reflect the accurate reporting of the Company's operating results, financial position and cash flows. The Company applies these accounting policies in a consistent manner. Management bases their estimates on historical experience, current and expected economic conditions and various other factors that management believes to be reasonable under the circumstances. These estimates and assumptions form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. The Company reevaluates these significant factors and makes adjustments where facts and circumstances dictate. Future events and their effects cannot be determined with absolute certainty, and therefore actual results may differ from estimates.

Management believes that the following accounting policies are the most critical in the preparation of the Company's financial statements because they involve the most difficult, subjective or complex judgments about the effect of matters that are inherently uncertain.

Investments

Investments are accounted for under the provisions of SFAS 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity and equity securities are classified as available-for-sale investments and any unrealized gains and losses are included as a separate component of stockholders' equity.

The Company reviews its investment portfolio on a quarterly basis to determine if market declines below book value may be other-than-temporary. Any decline that is determined to be other-than-temporary is recorded as a loss on the Consolidated Statements of Operations and Comprehensive Income in accordance with Emerging Issues Task Force (EITF) No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Issues."

Inventories

Supermarket nonperishable inventories are recorded using the retail method and are stated at the lower of cost or market, with cost determined using the last-in, first-out (LIFO) method. Perishable inventories are valued at the lower of cost on a first-in, first-out (FIFO) method or market.

Inventory reserves are maintained for dry goods at historical run rates that are adjusted annually, and trued up at each physical count (three times per year) to ensure adequacy of the reserve. Inventories of perishable items are taken at the end of every month, and balances are adjusted accordingly and flowed through cost of sales.

Impairment of Long-Lived Assets

The Company monitors the carrying value of long-lived assets for potential impairment each quarter whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Impairment is recognized when estimated future cash flows (undiscounted and before interest charges) are less than carrying value. The estimation of expected future net cash flows is inherently uncertain and relies on assumptions regarding current and future economic and market conditions and the availability of capital. If impairment analysis assumptions change, then an adjustment to the carrying value of the Company's long-lived assets could occur. To the extent that an asset is impaired, the excess of the carrying amount of the asset over its estimated fair value is charged against earnings.

Workers' Compensation and General and Auto Liability Insurance

The Company is primarily self-insured for losses related to workers' compensation and general and auto liability claims. The Company purchases stop-loss insurance coverage to limit its loss exposure on a per claim basis. Accruals are based on reported claims and an estimate of claims incurred but not reported. While the ultimate amount of claims incurred are dependent on future developments, in management's opinion recorded reserves are adequate to cover the future payment of claims.

Revenue Recognition

The Company recognizes revenue at the time of sale. Discounts given to customers are recorded at the point of sale as a reduction of revenues. The Company maintains a bad debt allowance for receivables from vendors and Gelson's credit card sales. Valuation reserves are adjusted periodically based on historical recovery rates. The Company records income from licensing arrangements, subleases, leases and finance charges as they are earned.

Merchandise Costs

Cost of sales and inventory includes product costs, net of discounts and allowances, and inbound freight charges. Purchasing and receiving costs, inspection costs, internal transfer costs, warehousing costs and other costs of the Company's distribution network are recorded as DSG&A expense. Warehousing and transportation costs include labor, building rent, utilities, depreciation, repairs and maintenance and fuel for the Company's distribution center and distribution system.

Vendor Allowances

Promotional and rebate allowances make up the majority of all allowances. With promotional allowances, vendors pay the Company to promote their product. The promotion may be a temporary price reduction, a feature in a print advertisement or newsletter, or placement of the vendor's product in a preferred location in a store. The promotions are typically two to three weeks long and are recognized when the commitment has been fulfilled. Promotional and vendor rebate allowances are recorded as a reduction of cost of sales except advertising reimbursements which are recorded as a reduction of advertising expense which is included in DSG&A expense. The Company also receives other allowances which are recognized as a reduction of cost of sales when they are earned.

Occasionally, the Company receives rebate allowances in the form of upfront lump-sum payments from vendors. Under the terms of these long-term agreements, the Company earns the rebates as it purchases product from the vendor. The upfront payments are recorded as a liability when they are received and are recorded as a reduction of inventory cost as the product is purchased. In the event that the Company does not purchase the minimum amount of product specified in the agreement, the upfront payments must be returned on a pro rata basis to the vendor. If the contract does not specify that the rebate is earned as product is purchased, then the upfront payments are recorded as a liability when received and recognized as a reduction of cost of sales on a pro rata basis as the product is sold.

Stock Options and Stock Appreciation Rights

The Company accounts for its Non-Officer and Non-Director Stock Option Plan (Stock Option Plan) using the Intrinsic Value Based method prescribed in Accounting Principles Board Opinion

No. (APB) 25, "Accounting for Stock Issued to Employees." Under this method, compensation cost of $0, $0 and $90,000 was recognized in the Company's Consolidated Statements of Operations and Comprehensive Income for fiscal years 2005, 2004 and 2003, respectively. SFAS 123, "Accounting for Stock-Based Compensation," (as amended by SFAS 148, "Accounting for Stock-Based Compensation-Transition and Disclosure") encourages adoption of a Fair Value Based method for valuing the cost of stock-based compensation. However, it allows companies to use the Intrinsic Value Based method prescribed by APB 25 and disclose pro forma net earnings and earnings per share in accordance with SFAS 123.

Stock-based compensation under the SARs program is subject to variable accounting in accordance with FIN 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans." As a result, changes in the market price of the Company's Class A impacts compensation expense.

Effective beginning the first quarter of 2006, the Company will account for the Stock Option Plan and the SARs program in accordance with SFAS 123R as discussed below.

Recent Accounting Standards

In March 2004, the EITF amended and ratified previous consensus on EITF No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Issues." EITF No. 03-1 establishes guidance to be used in determining when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of an impairment loss. The effective date was originally the Company's third quarter of 2004. In September 2004, the Financial Accounting Standards Board (FASB) issued EITF No. 03-1-1, "Effective Date of Paragraphs 10-20 of EITF 03-1," to delay the effective date pending further discussions by the EITF. In November 2005, the FASB issued FASB Staff Position (FSP) Nos. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," which addresses the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. This pronouncement is effective beginning with the Company's first quarter of 2006. The Company does not currently have any other-than-temporary impairment, and therefore, adoption of this standard on January 1, 2006 will not have a significant impact on the Company's consolidated financial statements.

In November 2004, the FASB issued SFAS 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4." SFAS 151 clarifies that inventory costs that are "abnormal" are required to be charged to expense as incurred as opposed to being capitalized into inventory as a product cost. SFAS 151 provides examples of "abnormal" costs including costs of idle facilities, excess freight and handling costs and spoilage. SFAS 151 is effective for the Company's fiscal year beginning January 1, 2006. Adoption of this standard will not have an impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS 123R (revised 2004), "Share-Based Payment," which will be effective in the first quarter of fiscal 2006. This statement will eliminate the ability to account for share-based compensation transactions using APB 25, "Accounting for Stock Issued to Employees." Under the provisions of SFAS 123R, the Company's SARs will be accounted for as a liability award with the fair value of SARs issued calculated using a Black Scholes model at each reporting period. Compensation expense continues to be recorded over the vesting period of the award. The Company intends to adopt SFAS 123R using the Modified Prospective Transition method which will require a cumulative adjustment for the difference, if any, in the amount of accrued compensation expense recorded as of December 31, 2005 and the amount required under the provisions of SFAS 123R. The Company is still in the process of evaluating the impact that the adoption of SFAS 123R will have on its consolidated financial statements.

In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations," an interpretation of SFAS 143. This statement clarified the term conditional asset retirement obligation and is effective for the Company's fourth quarter ending December 31, 2005. Adoption of FIN 47 did not have an impact on the Company's consolidated financial statements.

In September 2005, the EITF amended and ratified previous consensus on EITF No. 05-6, "Determining the Amortization Period for Leasehold Improvements Purchased after Lease

Inception or Acquired in a Business Combination" which addresses the amortization period for leasehold improvements in operating leases that are either placed in service significantly after and not contemplated at or near the beginning of the initial lease term or acquired in a business combination. This consensus applies to leasehold improvements that are purchased or acquired in reporting periods beginning after ratification. Adoption of the provisions of EITF No. 05-6 did not have an impact on the Company's consolidated financial statements.

In October 2005, the FASB issued FSP SFAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period." FSP SFAS 13-1 clarifies that rental costs associated with ground or building operating leases that are incurred during a construction period should be recognized as rental expense. This statement is effective with the Company's first quarter of 2006. Adoption of this standard will not have an impact on the Company's consolidated financial statements.

Market Risk

The Company currently has no outstanding bank debt or fixture financing. If the Company should obtain financing or draw on its existing lines of credit, which bear interest at the bank's reference rate or the bank's adjusted London Interbank Offer Rate (LIBOR) plus an index up to 1.2%, the Company could then be exposed to market risk related to interest fluctuations.

A change in market prices exposes the Company to market risk related to its investments. As of December 31, 2005, all investments were classified as available-for-sale securities and totaled $20,650,000. A hypothetical 10% drop in the market value of these investments would result in a $2,065,000 unrealized loss and a corresponding decrease in the fair value of these instruments. This hypothetical drop would not affect cash flow and would not have an impact on earnings until the Company sold the investments.

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2005. In making the assessment, it used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework*. Based on that assessment, management concluded that, as of December 31, 2005, the Company's internal control over financial reporting is effective based on those criteria.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2005, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears on page 14.

Report of Independent Registered Public Accounting Firm

To the Stockholders of Arden Group, Inc.

We have completed integrated audits of Arden Group, Inc.'s December 31, 2005 and January 1, 2005 consolidated financial statements and of its internal control over financial reporting as of December 31, 2005, and an audit of its January 3, 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of stockholders' equity and of cash flows, present fairly, in all material respects, the financial position of Arden Group, Inc. and its subsidiaries at December 31, 2005 and January 1, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing on page 13, that the Company maintained effective internal control over financial reporting as of December 31, 2005 based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Los Angeles, California
March 8, 2006

Consolidated Balance Sheets

ARDEN GROUP, INC. AND CONSOLIDATED SUBSIDIARIES

(In Thousands, Except Share and Per Share Data)	*December 31, 2005*	*January 1, 2005*
Assets		
Current assets:		
Cash and cash equivalents	$ 36,338	$ 8,663
Investments	20,650	26,078
Accounts receivable, net of allowance for doubtful accounts of $195 and $181 as of December 31, 2005 and January 1, 2005, respectively	5,714	6,033
Inventories, net	19,146	18,765
Deferred income taxes	4,348	3,647
Other current assets	2,568	2,019
Total current assets	88,764	65,205
Property, plant and equipment, net	50,025	51,262
Deferred income taxes	4,850	2,683
Other assets	3,388	2,985
Total assets	$ 147,027	$ 122,135
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable, trade	$ 19,662	$ 17,560
Federal and state income taxes payable	3,919	408
Current portion of long-term debt	221	273
Other current liabilities	23,658	23,081
Total current liabilities	47,460	41,322
Long-term debt	1,453	1,764
Deferred rent	5,796	4,872
Other liabilities	9,998	7,601
Total liabilities	64,707	55,559
Commitments and contingent liabilities (Note 16)		
Stockholders' equity:		
Common Stock, Class A, $.25 par value; authorized 10,000,000 shares; 4,736,202 and 4,740,452 shares issued and outstanding as of December 31, 2005 and January 1, 2005, respectively, including 1,357,200 treasury shares	1,184	1,185
Common Stock, Class B, $.25 par value; convertible participating; authorized 1,500,000 shares; 0 shares issued and outstanding as of December 31, 2005 and January 1, 2005, respectively	0	0
Capital surplus	5,638	5,643
Unrealized gain (loss) on investments	(293)	99
Retained earnings	79,544	63,402
	86,073	70,329
Treasury stock, 1,357,200 shares at cost	(3,753)	(3,753)
Total stockholders' equity	82,320	66,576
Total liabilities and stockholders' equity	$ 147,027	$ 122,135

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations and Comprehensive Income

ARDEN GROUP, INC. AND CONSOLIDATED SUBSIDIARIES

(In Thousands, Except Share and Per Share Data)	*2005*	*2004*	*2003*
Sales	$ 470,354	$ 502,898	$ 486,378
Cost of sales	255,989	277,485	270,658
Gross profit	214,365	225,413	215,720
Delivery, selling, general and administrative expenses	182,549	190,834	190,262
Operating income	31,816	34,579	25,458
Interest and dividend income	1,722	1,986	1,768
Other income (expense), net	36	1,787	950
Interest expense	(152)	(182)	(272)
Income before income taxes	33,422	38,170	27,904
Income tax provision	13,571	15,498	11,323
Net income	$ 19,851	$ 22,672	$ 16,581
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) from available-for-sale securities:			
Net unrealized holding gain (loss) arising during the period	(381)	(161)	568
Reclassification adjustment for realized gain included in net income	(11)	(86)	(454)
Net unrealized gain (loss), net of income tax expense (benefit) of ($269) for 2005, ($169) for 2004 and $78 for 2003	(392)	(247)	114
Comprehensive income	$ 19,459	$ 22,425	$ 16,695
Net income per common share:			
Basic – Class A Common Stock	$ 5.87	$ 7.00	$ 5.11
Basic – Class B Common Stock	N/A	$ 6.13	$ 4.60
Diluted	$ 5.87	$ 6.70	$ 4.90
Weighted average common shares outstanding:			
Basic – Class A Common Stock	3,381,051	2,217,675	2,015,859
Basic – Class B Common Stock	N/A	1,164,977	1,363,584
Diluted	3,381,051	3,382,652	3,380,524

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity

Arden Group, Inc. and Consolidated Subsidiaries

(In Thousands, Except Share Data)	*2005*	*2004*	*2003*
Common Stock, Class A:			
Balance, beginning of year	$ 1,185	$ 844	$ 839
Purchase and retirement of common stock (4,250 and 4,942 shares in 2005 and 2003, respectively)	(1)		(1)
Shares issued under Stock Option Plan (2,000 and 23,875 shares in 2004 and 2003, respectively)			6
Conversion of Class B to Class A		341	
Balance, end of year	1,184	1,185	844
Common Stock, Class B:			
Balance, beginning of year	0	341	341
Conversion of Class B to Class A		(341)	
Balance, end of year	0	0	341
Capital surplus:			
Balance, beginning of year	5,643	5,547	4,362
Purchase and retirement of common stock	(5)		(5)
Shares issued under Stock Option Plan		96	1,190
Balance, end of year	5,638	5,643	5,547
Unrealized gain (loss) on investments:			
Balance, beginning of year	99	346	232
Net unrealized gain (loss)	(392)	(247)	114
Balance, end of year	(293)	99	346
Retained earnings:			
Balance, beginning of year	63,402	111,675	97,006
Net income	19,851	22,672	16,581
Dividends declared to common stockholders	(3,381)	(70,945)	(1,622)
Purchase and retirement of common stock	(328)		(290)
Balance, end of year	79,544	63,402	111,675
Stockholders' equity before treasury stock	86,073	70,329	118,753
Treasury stock, at cost	(3,753)	(3,753)	(3,753)
Total stockholders' equity	$ 82,320	$ 66,576	$ 115,000

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

ARDEN GROUP, INC. AND CONSOLIDATED SUBSIDIARIES

(In Thousands)	*2005*	*2004*	*2003*
Cash flows from operating activities:			
Cash received from customers	$ 470,646	$ 503,553	$ 488,562
Cash paid to suppliers and employees	(426,372)	(467,717)	(430,982)
Interest and dividends received	1,613	1,813	1,472
Interest paid	(155)	(184)	(258)
Income taxes paid	(12,653)	(26,046)	(6,244)
Net cash provided by operating activities	33,079	11,419	52,550
Cash flows from investing activities:			
Capital expenditures	(6,390)	(12,641)	(5,752)
Purchases of investments	(713)	(15,737)	(11,836)
Sales of investments	5,579	25,070	6,828
Proceeds from the sale of property, plant and equipment	52	54	99
Net cash used in investing activities	(1,472)	(3,254)	(10,661)
Cash flows from financing activities:			
Purchase and retirement of Company stock	(334)		(296)
Principal payments under capital lease obligations	(216)	(246)	(220)
Proceeds from exercise of stock options		58	874
Cash dividends paid	(3,382)	(70,911)	(811)
Net cash used in financing activities	(3,932)	(71,099)	(453)
Net increase (decrease) in cash and cash equivalents	27,675	(62,934)	41,436
Cash and cash equivalents at beginning of year	8,663	71,597	30,161
Cash and cash equivalents at end of year	$ 36,338	$ 8,663	$ 71,597

The accompanying notes are an integral part of these consolidated financial statements.

	2005	2004	2003
Reconciliation of Net Income to Net Cash Provided by Operating Activities:			
Net income	$ 19,851	$ 22,672	$ 16,581
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	7,401	6,990	8,126
Provision for losses on accounts receivable	49	15	
Deferred income taxes	(2,600)	849	(5,022)
Loss on impairment of long-lived assets			4,311
Net loss from the disposal of property, plant and equipment	27	23	33
Realized gain on investments, net	(36)	(1,787)	(950)
Amortization of discount on investments	(62)	(196)	(128)
Tax benefit of stock option transactions		38	232
Stock appreciation rights and stock options compensation expense	946	3,658	830
Changes in assets and liabilities net of effects from noncash investing and financing activities:			
(Increase) decrease in assets:			
Accounts and notes receivable	270	713	(1,217)
Inventories	(381)	(1,768)	(2,455)
Other current assets	(549)	(236)	690
Other assets	(403)	307	822
Increase (decrease) in liabilities:			
Accounts payable, trade and other current liabilities	1,734	(11,799)	17,996
Federal and state income taxes payable	3,511	(11,434)	9,869
Deferred rent	924	399	691
Other liabilities	2,397	2,975	2,141
Net cash provided by operating activities	$ 33,079	$ 11,419	$ 52,550

The accompanying notes are an integral part of these consolidated financial statements.

1. Summary of Significant Accounting Policies

Basis of Presentation and Business Description

The consolidated financial statements of Arden Group, Inc. (Company) include the accounts of the Company and its direct and indirect subsidiaries. All intercompany accounts and transactions are eliminated in consolidation. The Company operates 18 supermarkets in Southern California.

Reclassifications

Certain amounts in fiscal 2004 have been reclassified to conform to the current period financial statement presentation, including the reclassification of $811,000 of cash dividends paid which were originally included under Cash Paid to Suppliers and Employees on the Consolidated Statements of Cash Flows. The dividends have been reclassified to Cash Flows from Financing Activities. The reclassification had no effect on net cash flow.

Fiscal Year

The Company operates on a fiscal year ending on the Saturday closest to December 31. Fiscal years for the consolidated financial statements included herein ended on December 31, 2005 (52 weeks), January 1, 2005 (52 weeks) and January 3, 2004 (53 weeks).

The following is a summary of significant accounting policies followed in the preparation of these consolidated financial statements.

Cash and Cash Equivalents

The Consolidated Statements of Cash Flows classify changes in cash and cash equivalents (short-term, highly liquid investments readily convertible into cash with an original maturity at date of purchase of three months or less) according to operating, investing or financing activities. At times, cash balances held at financial institutions are in excess of federally insured limits. The Company places its temporary cash investments with high credit, quality financial institutions and limits the amount of credit exposure to any one financial institution. The Company believes no significant concentration of credit risk exists with respect to these cash investments.

Investments

The Company invests in marketable securities including mutual funds and debt and equity securities. Marketable securities are stated at market value as determined by the most recently traded price of each security at the balance sheet date. The Company reviews its investment portfolio on a quarterly basis to determine if market declines below book value may be other-than-temporary. Any decline that is determined to be other-than-temporary is recorded as a loss on the Consolidated Statements of Operations and Comprehensive Income in accordance with Emerging Issues Task Force (EITF) No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Issues." All marketable securities are defined as available-for-sale investments under the provisions of Statement of Financial Accounting Standards No. (SFAS) 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company does not believe that any losses on its investments are other-than-temporary.

Management determines the appropriate classification of its investments in marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Debt securities for which the Company does not have the intent or ability to hold to maturity and equity securities are classified as available-for-sale. Investments are carried at fair value, with the unrealized gains and losses, net of tax, reported as a separate component of stockholders' equity. The cost of investments sold is determined based on the Specific Identification method.

In January 2001, the Company invested $2,500,000 in a limited partnership that invests primarily in publicly traded, high yield bonds. This investment was sold in May 2004. The holding represented less than a 3% interest and the Company did not have the ability to exercise significant influence over the operating and financial policies of the partnership. Consequently, the investment was accounted for under the cost method. A gain of approximately $1,570,000 was recognized in 2004 equal to the difference between the sales price and the original cost of the investment and is included in Other Income (Expense) on the Consolidated Statements of Operations and Comprehensive Income.

Accounts Receivable

The Company monitors vendor receivables and extensions of credit on an ongoing basis and has not experienced significant losses related to its receivables. At December 31, 2005, the Company did not have significant credit risk concentrations. No customer or vendor represented greater than 3% of total accounts receivable. Issuance costs related to Gelson's Markets (Gelson's) charge cards are not significant and are expensed as incurred.

Inventories

Supermarket nonperishable inventories are recorded using the retail method and are stated at the lower of cost or market, with cost determined using the last-in, first-out (LIFO) method. Perishable inventories are valued at the lower of cost on a first-in, first-out (FIFO) method or market.

Inventory reserves are maintained for dry goods at historical run rates that are adjusted annually and at each physical count (three times per year) to ensure adequacy of the reserve. Inventories of perishable items are taken at the end of every month, and balances are adjusted accordingly and flowed through cost of sales.

Property, Plant and Equipment

Property, plant and equipment is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of individual assets or classes of assets as follows:

Buildings and improvements	5 to 15 years
Store fixtures and office equipment	3 to 8 years
Transportation equipment	2 to 5 years
Machinery and equipment	3 to 10 years

Leasehold interests and improvements to leased properties are amortized over their estimated useful lives or lease period, whichever is shorter.

Leased property meeting certain capital lease criteria is capitalized and the present value of the related lease payments is recorded as a liability. Amortization of capitalized leased assets is computed on the straight-line method over the shorter of the estimated useful life or the initial lease term.

Normal repairs and maintenance are expensed as incurred. Expenditures which materially increase values, change capacities or extend useful lives are capitalized. Replacements are capitalized and the property, plant and equipment accounts are relieved of the items being replaced. The related costs and accumulated depreciation of disposed assets are eliminated and any gain or loss on disposition is included in Delivery, Selling, General and Administrative (DSG&A) Expense on the Consolidated Statements of Operations and Comprehensive Income.

Impairment of Long-Lived Assets

The Company monitors the carrying value of long-lived assets for potential impairment whenever events or changes in circumstances indicate the carrying value of an asset may not be recoverable. Impairment is recognized when estimated future cash flows (undiscounted and before interest charges) are less than carrying value. The estimation of expected future net cash flows is inherently uncertain and relies on assumptions regarding current and future economic and market conditions and the availability of capital. If impairment analysis assumptions change, then an adjustment to the carrying value of the Company's long-lived assets could occur. To the extent that an asset is impaired, the excess of the carrying amount of the asset over its estimated fair value is charged against earnings.

Fair Value of Financial Instruments

The carrying values of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair values because of the short-term maturity of these instruments. The fair value of long-term debt closely approximates its carrying value. The Company uses quoted market prices, when available, or discounted cash flows to calculate these fair values.

Workers' Compensation and General and Auto Liability Costs

In June 2003, the Company terminated its guaranteed cost workers' compensation policy and purchased a high deductible workers' compensation policy. Accordingly, the Company is primarily self-insured for losses related to workers' compensation, as well as general and auto liability claims. The Company maintains stop-loss coverage to limit its loss exposure on a per claim basis and is insured for covered costs in excess of per claim limits. Accruals are based on reported claims and an estimate of claims incurred but not reported. The Company's liability reserve for unpaid and incurred but not reported claims at December 31, 2005 and January 1, 2005 was approximately $9,523,000 and $6,868,000, respectively. While the ultimate amount of claims incurred are dependent on future developments, the recorded reserves reflect management's best estimate of claims to be incurred.

Revenue Recognition

The Company recognizes revenue at the time of sale. Discounts given to customers are recorded at the point of sale as a reduction of revenues. The Company maintains a bad debt allowance for receivables from vendors and Gelson's credit card sales. Valuation reserves are adjusted periodically based on historical recovery rates. The Company records income from licensing arrangements, subleases, leases and finance charges as they are earned. Income from all licensing arrangements, rental income and finance charges represents less than 1% of sales for all periods presented, and therefore is not disclosed separately on the Consolidated Statements of Operations and Comprehensive Income.

Merchandise Costs

Cost of sales and inventory includes product costs, net of discounts and allowances, and inbound freight charges. Purchasing and receiving costs, inspection costs, internal transfer costs, warehousing costs and other costs of the Company's distribution network are recorded as DSG&A expense. These costs totaled approximately $6,320,000, $6,203,000 and $6,211,000 for 2005, 2004 and 2003, respectively. Warehousing and transportation costs include labor, building rent, utilities, depreciation, repairs and maintenance and fuel for the Company's distribution center and distribution system.

Vendor Allowances

Promotional and rebate allowances make up the majority of all allowances. With promotional allowances, vendors pay the Company to promote their product. The promotion may be a temporary price reduction, a feature in a print advertisement or newsletter, or placement of the vendor's product in a preferred location in a store. The promotions are typically two to three weeks long and are recognized when the commitment has been fulfilled. Promotional and vendor rebate allowances are recorded as a reduction of cost of sales except advertising reimbursements which are recorded as a reduction of advertising expense which is included in DSG&A expense. The Company also receives other allowances which are recognized as a reduction of cost of sales when they are earned.

Occasionally, the Company receives rebate allowances in the form of upfront lump-sum payments from vendors. Under the terms of these long-term agreements, the Company earns the rebates as it purchases product from the vendor. The upfront payments are recorded as a liability when they are received and are recorded as a reduction of inventory cost as the product is purchased. In the event that the Company does not purchase the minimum amount of product specified in the agreement, the upfront payments must be returned on a pro rata basis to the vendor. If the contract does not specify that the rebate is earned as product is purchased, then the upfront payments are recorded as a liability when received and recognized as a reduction of cost of sales on a pro rata basis as the product is sold.

Stock Options and Stock Appreciation Rights

As allowed by SFAS 123, "Accounting for Stock-Based Compensation" (as amended by SFAS 148, "Accounting for Stock-Based Compensation Transition and Disclosure"), the Company follows the disclosure requirements of SFAS 123, but continues to account for its Non-Officer and Non-Director Stock Option Plan (Stock Option Plan) in accordance with Accounting Principles Board Opinion No. (APB) 25, "Accounting for Stock Issued to Employees," which results in no charge to earnings when options are issued at fair market value. The Company has not issued any options since fiscal 2000. There were no stock options outstanding during fiscal 2005.

The following table illustrates the effect on net income and net income per share as if SFAS 123 had been applied to all outstanding stock option awards and stock appreciation rights (SARs) in each of the periods presented:

(In Thousands, Except Per Share Data)	*2005*	*2004 (1)*	*2003 (1)*
Net income as reported	$19,851	$22,672	$16,581
Add: Stock-based compensation expense determined under APB 25, net of related tax effects	561	2,169	492
Deduct: Total stock-based employee compensation expense determined under SFAS 123, net of related tax effects	(561)	(2,174)	(460)
Pro forma net income	$19,851	$22,667	$16,613
Net income per share:			
Basic – Class A as reported	$ 5.87	$ 7.00	$ 5.11
Basic – Class A pro forma	$ 5.87	$ 7.00	$ 5.10
Basic – Class B as reported	N/A	$ 6.13	$ 4.60
Basic – Class B pro forma	N/A	$ 6.13	$ 4.60
Diluted – as reported	$ 5.87	$ 6.70	$ 4.90
Diluted – pro forma	$ 5.87	$ 6.70	$ 4.90

(1) 2004 and 2003 stock-based compensation amounts have been adjusted to include SARs compensation expense which was previously excluded from the presentation above.

The Company has outstanding SARs that have been granted to non-employee directors and certain employees. Stock-based compensation under the SARs program is subject to variable accounting in accordance with Financial Accounting Standards Board Interpretation No. (FIN) 28, "Accounting for Stock

Appreciation Rights and Other Variable Stock Option or Award Plans." The Company records compensation expense related to the vesting of SARs using the appropriate amortization schedule as required by FIN 28. In addition, changes in the market price of the Company's Class A Common Stock (Class A) impact the charge related to SARs.

Effective beginning the first quarter of 2006, the Company will account for the SARs program in accordance with SFAS 123R as discussed below under "Impact of Recently Issued Accounting Standards."

Environmental Costs

Costs incurred to investigate and remediate contaminated sites are expensed as incurred.

Store Opening Costs

Noncapital expenditures incurred in opening a new store are expensed as incurred.

Advertising and Sales Promotion Costs

Advertising and sales promotion costs are expensed as incurred under DSG&A expense and totaled $2,845,000, $3,047,000 and $2,844,000 in 2005, 2004 and 2003, respectively.

Rental Expense

Rental payments on operating leases are recorded over the lease term as they become payable or receivable except for rental payments on leases with scheduled rent increases which are recognized on a straight-line basis over the term of the lease.

Income Taxes

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse.

Common Stock and Net Income Per Share

Effective with the second quarter of 2004, the Company adopted EITF No. 03-6, "Participating Securities and the Two-Class method under Financial Accounting Standards Board Statement No. 128," which requires the use of the Two-Class method to calculate basic net income per share when a company has convertible participating securities. Prior to November 10, 2004, the Company had two classes of Common Stock including Class B Common Stock (Class B) which was convertible on a share-for-share basis into Class A. Class B stockholders were entitled to share in 90% of the dividends (other than stock dividends) paid to Class A stockholders. Under the Two-Class method, the Company assumes that 100% of undistributed earnings are distributed to Class A and Class B stockholders according to the formula for allocation of dividends. Consequently, the Two-Class method results in a higher allocation of net income and net income per share to Class A versus Class B stockholders. Basic net income per share is computed by dividing the net income attributable to Class A and Class B stockholders, respectively, by the weighted average number of common shares outstanding under each class during the period.

On November 10, 2004, Bernard Briskin, Chairman of the Board and Chief Executive Officer of the Company, elected to convert Class B shares beneficially owned by him, including shares beneficially owned with his spouse, into Class A shares. The conversion of these shares triggered the automatic and simultaneous conversion of all remaining Class B shares as provided under the Company's Restated Certificate of Incorporation. After the conversion, the Company has only Class A outstanding and all stockholders will participate equally in the undistributed earnings of the Company.

Diluted net income per share is computed using the If Converted method in accordance with SFAS 128. Diluted net income per share is computed by dividing net income attributable to common stockholders by the weighted average number of common and potential common shares outstanding during the period. Potential common shares included in the diluted computation represent shares issuable upon assumed exercise of stock options using the Treasury Stock method. Diluted net income per share is only shown for a single class of common shares because, under the If Converted method, it is assumed that all Class B shares are converted to Class A shares.

Net Income Per Share Reconciliation

(In Thousands, Except Share and Per Share Data)	*2005*	*2004*	*2003*
Basic net income per share:			
Common Stock - Class A			
Dividends declared (1)	$ 3,381	$ 2,360	$ 1,009
Undistributed earnings	16,470	13,167	9,298
Allocated earnings	$ 19,851	$ 15,527	$ 10,307
Weighted average shares	3,381,051	2,217,675	2,015,859
Net income per share	$ 5.87	$ 7.00	$ 5.11
Common Stock - Class B			
Dividends declared (1)		$ 920	$ 613
Undistributed earnings		6,225	5,661
Allocated earnings		$ 7,145	$ 6,274
Weighted average shares		1,164,977	1,363,584
Net income per share		$ 6.13	$ 4.60
Diluted net income per share:			
Net income allocated to Class A	$ 19,851	$ 15,527	$ 10,307
Net income allocated to Class B		7,145	6,274
Total net income	$ 19,851	$ 22,672	$ 16,581
Weighted average shares:			
Class A shares outstanding	3,381,051	2,217,675	2,015,859
Assumed conversion of Class B		1,164,977	1,363,584
Assumed exercise of stock options			1,081
Total weighted average shares	3,381,051	3,382,652	3,380,524
Net income per share	$ 5.87	$ 6.70	$ 4.90

(1) Dividends declared exclude the payment of a $67,665 special dividend in fiscal 2004 as it related to prior years' undistributed earnings.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles (GAAP) requires management to make estimates and assumptions for the reporting period and as of the financial statement date. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported amounts of revenues and expenses. Actual results could differ from these estimates.

Impact of Recently Issued Accounting Standards

In March 2004, the EITF amended and ratified previous consensus on EITF No. 03-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Issues." EITF No. 03-1 establishes guidance to be used in determining when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of an impairment loss. The effective date was originally the Company's third quarter of 2004. In September 2004, the Financial Accounting Standards Board (FASB) issued EITF No. 03-1-1, "Effective Date of Paragraphs 10-20 of EITF 03-1," to delay the effective date pending further discussions by the EITF. In November 2005, the FASB issued FASB Staff Position (FSP) Nos. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments," which addresses the determination as to when an investment is considered impaired, whether that impairment is other-than-temporary and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. This pronouncement is effective beginning with the Company's first quarter of 2006. The Company does not currently have any other-than-temporary impairment, and therefore, adoption of this standard will not have a significant impact on the Company's consolidated financial statements.

In November 2004, the FASB issued SFAS 151, "Inventory Costs - an amendment of ARB No. 43, Chapter 4." SFAS 151 clarifies that inventory costs that are "abnormal" are required to be charged to expense as incurred as opposed to being capitalized into inventory as a product cost. SFAS 151 provides examples of "abnormal" costs including costs of idle facilities, excess freight and handling costs and spoilage. SFAS 151 is effective for the Company's fiscal year beginning January 1, 2006. Adoption of this standard will not have an impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS 123R (revised 2004), "Share-Based Payment." This statement will eliminate the ability to account for share-based compensation transactions using APB 25, "Accounting for Stock Issued to Employees." Under the provisions of SFAS 123R, the Company's SARs will be accounted for as a liability award with the fair value of SARs issued calculated using a Black Scholes model at each reporting period. Compensation expense continues to be recorded over the vesting period of the award. The Company intends to adopt SFAS 123R using the Modified Prospective Transition method which will require a cumulative adjustment for the difference, if any, in the amount of accrued compensation expense recorded as of December 31, 2005 and the amount required under the provisions of SFAS 123R. The Company is still in the process of evaluating the impact that the adoption of SFAS 123R will have on its consolidated financial statements.

In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations," an interpretation of SFAS 143. This statement clarified the term conditional asset retirement obligation and is effective for the Company's fourth quarter ending December 31, 2005. Adoption of FIN 47 did not have an impact on the Company's consolidated financial statements.

In September 2005, the EITF amended and ratified previous consensus on EITF No. 05-6, "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination," which addresses the amortization period for leasehold improvements in operating leases that are either placed in service significantly after and not contemplated at or near the beginning of the initial lease term or acquired in a business combination. This consensus applies to leasehold improvements that are purchased or acquired in reporting periods beginning after ratification. Adoption of the provisions of EITF No. 05-6 did not have an impact on the Company's consolidated financial statements.

In October 2005, the FASB issued FSP SFAS 13-1, "Accounting for Rental Costs Incurred during a Construction Period." FSP SFAS 13-1 clarifies that rental costs associated with ground or building operating leases that are incurred during a construction period should be recognized as rental expense. This statement is effective with the Company's first quarter of 2006. Adoption of this standard will not have an impact on the Company's consolidated financial statements.

2. Investments

Marketable securities are shown on the accompanying Consolidated Balance Sheets at their fair value.

(In Thousands)	*Cost*	*Unrealized Gain (Loss)*	*Fair Value*
As of December 31, 2005:			
Investments:			
Mutual funds	$18,399	$ (509)	$17,890
United States government securities	1,998	(23)	1,975
Debt securities	746	39	785
Total	$21,143	$ (493)	$20,650
As of January 1, 2005:			
Investments:			
Mutual funds	$21,729	$ (13)	$21,716
United States government securities	1,997	(16)	1,981
Debt securities	2,185	196	2,381
Total	$25,911	$ 167	$26,078

The investments in debt and United States government securities all have maturity dates of less than one year. Realized net gain from the sale of investments was $8,000, $1,739,000 and $843,000 in 2005, 2004 and 2003, respectively. In addition, the Company recognized capital gain income from mutual funds of $28,000, $48,000 and $107,000 in 2005, 2004 and 2003, respectively. Realized net gain (loss) from the sale of investments and capital gain income are included in Other Income (Expense) on the Consolidated Statements of Operations and Comprehensive Income.

3. Accounts Receivable, Net

(In Thousands)	*December 31, 2005*	*January 1, 2005*
Accounts receivable, trade	$ 3,220	$ 3,388
Other accounts receivable	2,689	2,826
	5,909	6,214
Less: Allowance for doubtful accounts	(195)	(181)
	$ 5,714	$ 6,033

The provision for doubtful accounts in 2005, 2004 and 2003 was approximately $49,000, $15,000 and $0.

4. Inventories

Inventories valued by the LIFO method totaled $15,750,000 in 2005, $15,586,000 in 2004 and $13,880,000 in 2003. Inventory balances would have been $4,155,000, $3,771,000 and $3,399,000 higher at the end of 2005, 2004 and 2003, respectively, if they had been stated at the lower of FIFO cost or market. The LIFO effect on net income was a decrease of approximately $227,000, $221,000 and $126,000 in 2005, 2004 and 2003, respectively.

5. Significant Supplier

During 2005, the Company procured approximately 18% of its product through Unified Western Grocers, Inc. (Unified), a grocery wholesale cooperative. As a member-patron, the Company is required to provide Unified with certain minimum deposits and credit in order to purchase product from the cooperative. As of December 31, 2005, the Company had approximately $2,150,000 on deposit with Unified and recorded under Other Assets on the Consolidated Balance Sheet. The minimum deposit requirement is satisfied through a combination of cash, credit and ownership of equity shares in Unified.

6. Property, Plant and Equipment

(In Thousands)	*December 31, 2005*	*January 1, 2005*
Land	$ 8,584	$ 8,584
Buildings and improvements	9,693	9,693
Store fixtures and office equipment	40,903	40,049
Transportation equipment	2,789	2,774
Machinery and equipment	1,752	1,268
Leasehold improvements	47,513	45,484
Leasehold interests	4,538	4,538
Assets under capital leases	2,200	3,058
Property for resale	49	51
	118,021	115,499
Accumulated depreciation and amortization	(70,481)	(64,998)
	47,540	50,501
Assets under construction	2,485	761
	$ 50,025	$ 51,262

As of December 31, 2005, approximately $34,425,000 of property, plant and equipment (at cost) was fully depreciated and is still being used in operations. As of December 31, 2005, the Company has recorded $2,031,000 in accumulated amortization for assets under capital lease.

In the fourth quarter of 2003, the Company recorded a $4,311,000 pre-tax impairment on long-lived assets related to leasehold improvements and equipment at its Pasadena store. Sales at Pasadena have been below management's expectations since the store's initial opening in September 2001. During the fourth quarter of 2003, a labor dispute in the Company's trade area temporarily resulted in improved sales at the Pasadena store. Sales have declined since the conclusion of the labor dispute although they are still higher than prestrike levels. The Pasadena store is currently open and operating; however, sales still are not meeting management's original expectations. The impaired assets are in use at the store at this time. The impairment charge, a component of DSG&A expense, reflects the difference between the carrying value of the Pasadena assets and the estimated fair value, which is based on the discounted future cash flows using a risk-free interest rate. The Company had exercised its right to terminate the Pasadena lease in the Spring of 2005, but the lease was reinstated by mutual agreement on different terms in April 2005. A termination of the lease in the future may result in an additional write-off of fixed assets and other costs at that time. As of December 31, 2005, the remaining net book value of fixed assets related to the Pasadena store was $376,000.

7. Other Current Liabilities

(In Thousands)	*December 31, 2005*	*January 1, 2005*
Employee compensated absences	$ 5,211	$ 5,267
Stock appreciation rights	3,275	3,057
Employee benefits	2,975	2,834
Taxes (excluding income taxes)	2,462	2,631
Payroll	2,179	1,968
Workers' compensation	2,151	1,739
Dividends payable	845	846
Rent	789	1,005
Other	3,771	3,734
	$ 23,658	$ 23,081

8. Long-Term Debt

	Current		*Non-Current*	
(In Thousands)	*December 31, 2005*	*January 1, 2005*	*December 31, 2005*	*January 1, 2005*
Obligations under capital leases	$ 221	$ 273	$ 225	$ 536
7% Subordinated income debentures due September 1, 2014			1,228	1,228
	$ 221	$ 273	$ 1,453	$ 1,764

At December 31, 2005, the approximate principal payments required on long-term debt for each fiscal year are as follows:

(In Thousands)

2007	*2014*	*Total*
$ 225	$ 1,228	$ 1,453

The Company has bank revolving lines of credit in the amount of $20,000,000 which expires in August 2006 and $3,000,000 which expires in October 2006. Borrowings bear interest at the bank's prime rate or the adjusted London Interbank Offer Rate (LIBOR) plus an index up to 1.2%. At the end of 2005 and 2004, there were no amounts borrowed against either of the revolving lines of credit. The Company currently maintains five standby letters of credit aggregating $14,444,000 pursuant to the Company's general liability and workers' compensation self-insurance programs. The standby letters of credit reduce the available borrowings under its revolving lines of credit.

Debentures: The indenture relating to the 7% Subordinated Income Debentures (7% Debentures), due September 1, 2014, provides for interest payable semi-annually on March 1 and September 1 to the extent that current annual net income is sufficient therefor, or at the discretion of the Company, out of available retained earnings. No accrued interest was in arrears as of December 31, 2005. The 7% Debentures are recorded at face value which approximates its fair value.

9. Capital Stock

Class A Common Stock: The Company is authorized to issue 10,000,000 shares of Class A, par value $.25 per share. At December 31, 2005 and January 1, 2005, the number of shares issued were 4,736,202 and 4,740,452, respectively, including 1,357,200 treasury shares. During 2005 and 2003, the Company purchased and retired 4,250 and 4,942 shares of its Class A for an aggregate purchase price of approximately $334,000 and $296,000, respectively. The Class A has one vote per share on all matters on which stockholders are entitled to vote or consent.

Class B Common Stock: The Company was authorized to issue 1,500,000 shares of convertible participating Class B, par value $.25 per share. At December 31, 2005 and January 1, 2005, there were no shares issued and outstanding. The Class B had ten votes per share on virtually all matters on which stockholders were entitled to vote or consent. Cash or property dividends on Class B were restricted to an amount equal to 90% of any dividend paid on Class A. Transfer of Class B was restricted to other Class B stockholders and certain other classes of transferees. Class B was convertible, at the option of the holder, into Class A on a share-for-share basis. As a result of the automatic conversion of all Class B shares as described below, under the Company's Restated Certificate of Incorporation, future issuances of Class B are prohibited.

On October 25, 2004, the Company's Board of Directors declared a special dividend of $20 per share on its Class A and $18 per share on its Class B. The dividend totaled approximately $67,665,000 and was paid on December 16, 2004 to holders of record on November 15, 2004.

As of the dividend declaration date, Bernard Briskin, Chairman of the Board and Chief Executive Officer of the Company, was the beneficial owner of 1,362,496 shares of the Company's Class B (a portion of which was beneficially owned with his spouse), representing over 99% of the then outstanding Class B of the Company. On November 10, 2004, Mr. Briskin and his spouse elected to convert shares of Class B owned by them into an equal number of the Company's Class A shares. The conversion of these shares triggered the automatic and simultaneous conversion of all remaining Class B shares as provided under the Company's Restated Certificate of Incorporation. As a result, all owners of the Company's Class B became owners of Class A prior to the dividend record date and were entitled to receive the dividend payable on Class A issued upon such conversion.

The Board of Directors also approved a $20 antidilution adjustment reducing the exercise price of all outstanding SARs to account for the anticipated effect of the special dividend on the Company's Class A share price.

On January 20, 2006, the Company paid a regular quarterly cash dividend of 25 cents per share of Class A, aggregating approximately $845,000, to stockholders of record on December 30, 2005. Subsequent to fiscal 2005 year end, the Company's Board of Directors authorized the purchase of up to an additional 150,000 shares of Class A under the Company's existing stock buyback program. During January and February 2006, the Company purchased 149,573 shares of Class A in unsolicited private transactions with unrelated parties for an aggregate purchase price of approximately $12,481,000.

10. Stock Options and Stock Appreciation Rights

In 1998, the Company adopted the Stock Option Plan which initially provided for the granting of stock options to key employees to purchase up to 35,000 shares of the Company's Class A. The Stock Option Plan was amended in fiscal 2000 to increase the number of shares available thereunder to an aggregate of 70,000 shares. The objective of the Stock Option Plan is to attract and retain quality personnel and to promote the success of the Company by providing employees the opportunity to share in its growth. These options vest at 25% per year beginning at the end of the first year and expire five years from the date of grant. The exercise price of stock options granted under the Stock Option Plan is equal to the fair market value of the Company's Class A on the date of grant. There were no stock options issued and outstanding as of December 31, 2005.

The Company also has granted SARs covering shares of the Company's Class A to non-employee directors and certain employees of the Company. Each SAR entitles the holder to receive upon exercise thereof the excess of the fair market value of a share of Class A on the date of exercise over the fair market value of such share on the date granted. The SARs vest 25% each year beginning at the end of the first year and expire five years from the date of grant.

Stock options and SARs transactions during the past three years are summarized below. The weighted average exercise price of SARs outstanding on October 25, 2004, was adjusted to reflect the declaration of a special dividend of $20 per share of the Company's Class A on that date to stockholders of record on November 15, 2004.

	Stock Options (1)		SARs (1) Officers and Employees		SARs (1) Non-Employee Directors	
	Options	Weighted Average Price	SARs	Weighted Average Price	SARs	Weighted Average Price
Outstanding as of 12/28/02	26,750	$ 15.81	7,500	$ 10.89	32,500	$ 14.89
Granted			64,500	$ 51.88	10,000	$ 34.25
Exercised	23,875	$ 16.62	3,125	$ 13.44	13,250	$ 9.06
Forfeitures	875	$ 9.06				
Outstanding as of 1/3/04	2,000	$ 9.06	68,875	$ 49.16	29,250	$ 24.15
Granted			13,000	$ 57.00	50,000	$ 57.50
Exercised	2,000	$ 9.06	9,450	$ 34.81	19,250	$ 19.71
Outstanding as of 1/1/05			72,425	$ 52.44	60,000	$ 53.36
Granted			5,000	$ 86.22	10,000	$ 78.43
Exercised			10,375	$ 41.10	10,000	$ 57.50
Outstanding as of 12/31/05	0	0	67,050	$ 56.72	60,000	$ 56.85
Exercisable as of 12/31/05			20,050		15,000	
Available for grant as of 12/31/05	28,500		N/A		N/A	

(1) Exercise price reflects a $20 antidilution adjustment. See Note 9 above.

The following table summarizes information about the Company's SARs outstanding at December 31, 2005:

	SARs Outstanding (1)			SARs Exercisable (1)	
Range of Exercise Price (1)	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
SARs – Officers & Employees					
$ 40.50	10,000	2.6 years	$ 40.50		$ 40.50
$ 57.00	39,050	2.9 years	$ 57.00	16,800	$ 57.00
$ 57.00	13,000	3.5 years	$ 57.00	3,250	$ 57.00
$ 86.22	5,000	5.0 years	$ 86.22		$ 86.22
	67,050	3.1 years	$ 56.72	20,050	$ 57.00
SARs – Non-Employee Directors					
$ 28.00	2,500	.5 years	$ 28.00	2,500	$ 28.00
$ 34.25	7,500	2.3 years	$ 34.25	2,500	$ 34.25
$ 57.50	40,000	3.1 years	$ 57.50	10,000	$ 57.50
$ 78.43	10,000	4.5 years	$ 78.43		$ 78.43
	60,000	3.1 years	$ 56.85	15,000	$ 48.71

(1) Exercise price reflects a $20 antidilution adjustment. See Note 9 above.

For 2005, 2004 and 2003, the Company incurred compensation expense related to SARs of $946,000, $3,658,000 and $740,000, respectively.

11. Retirement Plans

The Company contributes to multi-employer union pension plans, administered by various trustees, which may be deemed to be defined benefit plans. Contributions to these plans are based upon negotiated wage contracts. Information relating to accumulated benefits and fund assets as they may be allocable to the participants at December 31, 2005 is not available. The Company records pension expense for these plans as contributions are made. The Company's total union pension expense for all plans for 2005, 2004 and 2003 amounted to $6,241,000, $6,064,000 and $4,787,000, respectively. Contributions to the multi-employer union pension plan covering the majority of the Company's employees were suspended for two months in 2003.

The Arden Group, Inc. 401(k) Retirement Savings Plan (Company Savings Plan) covers all non-union employees of the Company and its subsidiaries who have attained the age of 18 and have completed at least one year of service. The Company Savings Plan provides that, with certain limitations, a participating employee may elect to contribute up to 100% of such employee's annual compensation up to a maximum of $14,000 in 2005 to the Company Savings Plan on a tax-deferred basis. The Company made discretionary contributions to the Company Savings Plan of $801,000, $805,000 and $837,000 for the years 2005, 2004 and 2003, respectively.

The Company maintains a noncontributory, trusteed Stock Bonus Plan (Plan) which is qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. Under the Third Amendment to the Plan, effective January 1, 2002, no new participants or contributions to the Plan are allowed. Existing contributions must be invested in the Company's Class A with excess cash being invested in certain government-backed securities.

An employment agreement with a key executive officer provides for annual retirement compensation equal to 25% of his average base salary and bonus earned in the last three years prior to his retirement. The Company has accrued its obligation under the terms of the employment agreement. The Company expensed $344,000, $521,000 and $101,000 toward this benefit in 2005, 2004 and 2003, respectively. This accrual is recorded under Other Liabilities on the Consolidated Balance Sheets.

12. Multi-Employer Union Health Care Plans

The Company contributes to multi-employer union health care plans, administered by various trustees, in accordance with the provisions of various labor contracts. Contributions to these plans are generally based on the number of straight-time hours worked. The Company's expense for these plans totaled $16,047,000, $16,977,000 and $21,019,000 for 2005, 2004 and 2003, respectively. Health care expense in 2003 reflects a $5,797,000 assessment by the trust fund covering the majority of the Company's employees to pay health care claims and restore trust fund reserves depleted during the labor dispute. In addition, pension plan contributions for the same group of employees were suspended for two months in 2003. There were no other employer withdrawals, shortfall contributions, maintenance of benefit clauses or other material changes that affected the comparability of employer and multi-employer contributions from year to year.

13. Income Taxes

The composition of the federal and state income tax provision (benefit) is as follows:

(In Thousands)	*2005*	*2004*	*2003*
Current:			
Federal	$12,944	$11,433	$12,457
State	3,494	3,385	3,811
Total current tax provision	16,438	14,818	16,268
Deferred:			
Federal	(2,317)	709	(3,587)
State	(550)	(29)	(1,358)
Total deferred tax provision	(2,867)	680	(4,945)
Total income tax provision	$13,571	$15,498	$11,323

The Company's deferred tax assets (liabilities) were attributable to the following:

(In Thousands)	*December 31, 2005*	*January 1, 2005*
Deferred tax assets:		
Accrued expenses	$ 8,457	$ 6,640
Deferred rent	2,361	1,985
State income taxes	1,182	1,170
Allowance for doubtful accounts	79	74
Capital lease obligations	184	333
Other	339	328
Deferred tax assets	12,602	10,530
Deferred tax liabilities:		
Deferred gain on debenture exchange	(2,855)	(3,016)
Capital lease assets	(69)	(126)
Other	(480)	(1,058)
Deferred tax liabilities	(3,404)	(4,200)
Deferred income taxes, net	$ 9,198	$ 6,330

Reconciliation of the statutory federal rate and effective rate is as follows:

(In Thousands, Except Percentage Amounts)	*2005*		*2004*		*2003*	
	Amount	*Rate*	*Amount*	*Rate*	*Amount*	*Rate*
Federal tax at statutory rate	$11,698	35.0%	$13,360	35.0%	$ 9,767	35.0%
State income taxes, net of federal tax benefit	1,920	5.7%	2,193	5.7%	1,603	5.7%
Other	(47)	(.1%)	(55)	(.1%)	(47)	(.1%)
	$13,571	40.6%	$15,498	40.6%	$11,323	40.6%

14. Leases

The principal kinds of property leased by the Company and its subsidiaries are supermarket buildings. The most significant obligations assumed under the lease terms, other than rental payments, are the upkeep of the facilities, insurance and property taxes. Most supermarket leases contain contingent rental provisions based on sales volume and have renewal options. The Company's decision to exercise renewal options is primarily dependent on the level of business conducted at the location and the profitability thereof.

All leases and subleases with an initial term greater than one year are accounted for under SFAS 13, "Accounting for Leases." These leases are classified as either capital leases, operating leases or subleases, as appropriate.

Assets Under Capital Leases: Assets under capital leases are capitalized using interest rates appropriate at the inception of each lease. Contingent rentals associated with capital leases in 2005, 2004 and 2003 were $193,000, $464,000 and $428,000, respectively, and accordingly have been charged to expense as incurred. Following is an analysis of assets under capital leases:

(In Thousands)	*December 31, 2005*	*January 1, 2005*
Buildings:		
Cost	$ 2,200	$ 3,058
Accumulated amortization	(2,031)	(2,749)
	$ 169	$ 309

Future minimum lease payments for the assets under capital leases at December 31, 2005 are as follows:

(In Thousands)	
2006	$ 260
2007	238
Total minimum obligations	498
Interest	(52)
Present value of net minimum obligations	446
Current portion	(221)
Long-term obligations	$ 225

Operating Leases and Subleases: In addition to capital leases, the Company is obligated under operating leases, primarily for buildings, which expire at various dates through 2027. Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at December 31, 2005 are as follows:

(In Thousands)	*Commitments*	*Deduct Sublease Rentals*	*Net Rental Commitments*
2006	$ 9,074	$ 617	$ 8,457
2007	9,544	615	8,929
2008	9,574	612	8,962
2009	9,244	613	8,631
2010	8,972	593	8,379
Thereafter	106,803	1,107	105,696
	$153,211	$ 4,157	$149,054

Rent expense under operating leases was as follows:

(In Thousands)	*2005*	*2004*	*2003*
Minimum rent	$ 10,468	$ 8,870	$ 8,002
Contingent rent	1,108	1,629	2,043
	11,576	10,499	10,045
Sublease rentals	(1,674)	(1,636)	(1,673)
	$ 9,902	$ 8,863	$ 8,372

15. Related Party Transactions

A director of the Company is a partner of a law firm which performs legal services for the Company.

16. Commitments and Contingent Liabilities

The Company has an employment agreement with a key executive officer and shareholder which currently expires on January 1, 2008. In addition to a base salary, the agreement provides for a bonus based on pre-tax earnings. No maximum compensation limit exists. Total salary and bonus expensed in 2005, 2004 and 2003 was approximately $1,804,000, $1,952,000 and $1,565,000, respectively. The unpaid bonus at year end is recorded under Accounts Payable, Trade on the Consolidated Balance Sheets.

The Company is primarily self-insured for losses related to workers' compensation and general and auto liability claims. The Company maintains stop-loss coverage to limit its loss exposure on a per claim basis. Liabilities associated with the risks that are retained by the Company are estimated, in part, by considering historical claims experience and regression analysis. Accruals are based on reported claims and an estimate of claims incurred but not reported. While the ultimate amount of claims incurred are dependent on future developments, the reserve represents the Company's best estimate of future payments related to claims. The Company's liability reserve for unpaid and incurred but not reported claims at December 31, 2005 and January 1, 2005 was approximately $9,523,000 and $6,868,000, respectively, and is recorded under Other Current Liabilities and Other Liabilities on the Consolidated Balance Sheets. The increase in the reserve is the result of the Company's switch from a guaranteed cost workers' compensation program to a high deductible workers' compensation policy in June 2003. The reserve as of January 1, 2005 covers approximately nineteen months, whereas, the reserve as of December 31, 2005 covers approximately thirty-one months.

As of December 31, 2005, management had authorized expenditures on incomplete projects for the construction and purchase of property, plant and equipment which totaled approximately $1,910,000.

The Company and its subsidiaries are subject to a myriad of environmental laws, regulations and lease covenants with its landlords regarding air, water and land use, products for sale, and the use, storage and disposal of hazardous materials. The Company believes it substantially complies, and has in the past substantially complied, with federal, state and local environmental laws and regulations and private covenants. The Company cannot, at this time, estimate the expense it ultimately may incur in connection with any violations; however, it believes any such claims will not have a material adverse impact on either the Company's consolidated financial position, results of operations or cash flows.

The Company or its subsidiaries are defendants in a number of cases currently in litigation, being vigorously defended, in which the complainants seek monetary damages. As of the date hereof, no estimate of potential liability, if any, is possible. Based upon current information, management, after consultation with legal counsel defending the Company's interests in the cases, believes the ultimate disposition thereof will not have a material effect upon either the Company's consolidated financial position, results of operations or cash flows.

17. Selected Quarterly Financial Data (Unaudited)

(In Thousands, Except Per Share Data)

Quarter	*Sales*	*Gross Profit*	*Net Income (1)*	*Diluted Net Income Per Share (2)*
2004				
First (3)	$147,394	$ 66,054	$ 8,555	$2.53
Second	119,863	53,037	5,767	1.70
Third	113,391	50,955	4,416	1.31
Fourth	122,250	55,367	3,934	1.16
2005				
First	$115,976	$ 52,504	$ 5,483	$1.62
Second	116,354	53,106	4,523	1.34
Third	113,855	52,327	4,859	1.44
Fourth	124,169	56,428	4,986	1.48

(1) The second quarter of 2004 includes a $1,570 gain from the sale of the Company's investment in a limited partnership which was accounted for under the cost method.

(2) Earnings per share is calculated using the weighted average outstanding shares for the quarter.

(3) The first quarter 2004 results were favorably impacted by a labor dispute in the Company's trade area.

Board of Directors
Bernard Briskin, *Chairman of the Board, President and Chief Executive Officer, Arden Group, Inc.*
John G. Danhakl, *Partner, Leonard Green & Partners, Private Equity Firm*
Robert A. Davidow, *Private Investor*
Kenneth A. Goldman, *Attorney and Partner, Reed Smith LLP*
Steven C. Gordon, *President, Chief Executive Officer and a Director of Domino Realty*
Steven Romick, *Investment Advisor, Senior Vice President of First Pacific Advisors, Inc.*

Audit Committee
Steven Romick, *Chairman*
Robert A. Davidow
Steven C. Gordon

Compensation Committee
John G. Danhakl, *Chairman*
Robert A. Davidow
Steven C. Gordon

Investment Committee
Robert A. Davidow, *Chairman*
Bernard Briskin
John G. Danhakl
Steven Romick

Nominating Committee
John G. Danhakl, *Chairman*
Bernard Briskin
Kenneth A. Goldman

Real Estate Committee
Steven C. Gordon, *Chairman*
Bernard Briskin
Kenneth A. Goldman

Officers
Bernard Briskin, *Chairman of the Board, President and Chief Executive Officer*
Patricia S. Betance, *Assistant Secretary*
Douglas Freund, *Vice President-MIS*
Brenda J. McDaniel, *Senior Vice President*

Corporate Offices
2020 South Central Avenue, Compton, California 90220
Telephone number: (310) 638-2842
Facsimile number: (310) 631-0950

Availability of Form 10-K
A copy of the Company's Annual Report to the Securities and Exchange Commission on Form 10-K for the year ended December 31, 2005 will be provided upon written request to the Assistant Secretary, Arden Group, Inc., P. O. Box 512256, Los Angeles, California 90051-0256.

Dividend Information
Common Stock:
In August 2003, the Company established a regular quarterly dividend of 25 cents per share on Class A Common Stock and 22.5 cents per share on Class B Common Stock. On October 25, 2004, the Company's Board of Directors declared a special dividend of $20 per share on its Class A Common Stock payable December 16, 2004. As a result of the conversion in November 2004 of all of the Class B Common Stock into Class A Common Stock, this special dividend was paid to the holders of Class A Common Stock only and no dividend was paid on the Class B Common Stock. During 2005, the Company continued its policy of a regular quarterly dividend of 25 cents per share on Class A Common Stock.

Transfer Agent
Continental Stock Transfer and Trust Company,
New York, New York

Trustee
7% Subordinated Income Debentures:
U.S. Bank Trust National Association,
Los Angeles, California

Market Data
Arden Group, Inc. Class A Common Stock is traded over-the-counter in the NASDAQ National Market System under the symbol ARDNA. There were 1,027 holders of record of Class A Common Stock at December 31, 2005. The high and low prices of the Class A Common Stock the past two years, by quarter, were:

Price Range		*2005*	*2004*
First	High	$102.62	$ 79.80
Quarter	Low	$ 66.29	$ 70.20
Second	High	$ 83.00	$ 90.00
Quarter	Low	$ 63.40	$ 71.01
Third	High	$ 93.45	$ 90.45
Quarter	Low	$ 72.05	$ 76.07
Fourth	High	$ 92.45	$114.86
Quarter	Low	$ 72.20	$ 77.67